                                                                  Exhibit (g)(I)


               IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


AMERICAN BUSINESS INFORMATION, INC.,      :
a Delaware Corporation,                   :
                                          :
          Plaintiff,                      :
                                          :
     v.                                   :    C.A. No. __________
                                          :
BARTON L. FABER, THOMAS J. QUARLES,       :
RONALD G. EIDELL, JONATHAN P. WARD,       :
PETER F. MURPHY, METROMAIL                :
CORPORATION, a Delaware Corporation, and  :
GREAT UNIVERSAL STORES, P.L.C., a U.K.    :
Corporation,                              :
                                          :
          Defendants.                     :
                                          :
------------------------------------------:

                                   COMPLAINT
                                   ---------

     Plaintiff American Business Information, Inc. ("American Business" or "ABI"), by and through its attorneys, upon knowledge as to itself and its own acts and upon information and belief as to all other matters, alleges as follows:

                                NATURE OF ACTION
                                ----------------

     1. American Business brings this action to prohibit defendants from proceeding with a March 13, 1998 merger agreement (the "GUS Merger Agreement") between defendants Great Universal Stores, P.L.C. ("GUS") and Metromail Corporation ("Metromail" or the "Company"). The GUS Merger Agreement permits GUS to acquire Metromail with a low ball offer of $31.50 per share in cash -- a price lower than that previously offered by ABI -- and ends any auction for Metromail before the process could even begin. Under the terms of the

GUS Merger Agreement, GUS effectively locks up majority control of Metromail by March 30, 1998 (the "Drop Dead Date") -- at least ten days before GUS' tender offer for Metromail shares can close, and before GUS has purchased a single share of Metromail stock from Metromail's public stockholders. Metromail thereby short-circuits an auction process that Metromail itself initiated on February 10, 1998, and which Metromail concedes resulted in numerous expressions of interest from companies interested in bidding for Metromail.

     2. GUS is able to acquire majority control of Metromail by the Drop Dead Date as a result of two side agreements. Under the first, entered into by GUS and certain Metromail stockholders (including Metromail's top officers, defendants Faber, Quarles and Eidell), GUS acquires approximately 40% of Metromail's outstanding stock (the "Metromail Shareholders Agreement"). Under the second, entered into by Metromail and GUS, Metromail agrees to sell to GUS approximately 10% of Metromail's authorized but unissued stock at $31.50 per share in cash (the "Metromail Stock Purchase Agreement"). When these two agreements are consummated, GUS will have acquired a majority of Metromail's stock on a fully diluted basis.

     3. The result of the Metromail Shareholders Agreement and the Metromail Stock Purchase Agreement is that GUS' tender offer for Metromail stock (the "Tender Offer"), which GUS is required to make pursuant to the GUS Merger Agreement, is a sham. As described by Metromail in its Schedule 14D-9 filed on March 16, 1998, the Tender Offer conditions are satisfied "without taking into account any shares [to be] acquired pursuant to the [Tender O]ffer." Simply put, even if GUS does not purchase a single share of Metromail stock in the Tender Offer, it will still have acquired control of Metromail. A true and correct copy of Metromail's Schedule 14D-9, which includes the GUS Merger Agreement, the Metromail

Shareholders Agreement and the Metromail Stock Purchase Agreement, is attached at Exhibit A hereto.

     4. The Metromail Stock Purchase Agreement, pursuant to which Metromail agrees to sell GUS enough treasury shares to give GUS a majority of Metromail's outstanding stock, also is a sham. Because GUS will have control of Metromail on the Drop Dead Date, GUS effectively is paying itself to acquire these shares. The money GUS spends to buy the Metromail treasury stock goes to Metromail (not its shareholders), which GUS will control.

     5. As a result of these agreements, control of Metromail passes to GUS on the Drop Dead Date -- when all of the conditions to these agreements expire and before GUS has acquired a single share of Metromail stock pursuant to the Tender Offer. Thus, under the terms of the GUS Merger Agreement, Metromail's ability to (i) terminate the GUS Merger Agreement, (ii) accept a superior proposal or
(iii) change its recommendation regarding the GUS Tender Offer all end on the Drop Dead Date. Indeed, even if Metromail's board of directors (the "Metromail Board") were to conclude, between March 31, 1998 and April 9, 1998 (the day before the Tender Offer pursuant is scheduled to expire) that GUS had breached any (or all) of the representations and warranties GUS made to Metromail, the Metromail Board would be unable to terminate the GUS Merger Agreement: The right of the Metromail Board to terminate the GUS Merger Agreement expires by its own terms on the Drop Dead Date.

     6. The GUS Merger Agreement kills any potential auction for Metromail before it can begin. Amazingly, even though the GUS Merger Agreement is a "show-stopper," the price to be paid to Metromail shareholders falls materially below what ABI previously had told Metromail that ABI would pay. Specifically, shortly before Metromail entered into the GUS

Merger Agreement, ABI offered to acquire Metromail in an all cash offer for at least $32 per share. Additionally, ABI told Metromail that ABI was willing to pay $0.25 more per share than any other bidder for Metromail and that Metromail should therefore not accept an alternative offer which included a break-up fee. Metromail inexplicably ignored ABI's better offer and ABI's offer to top any other bid.

     7. Metromail also skewed the auction process to preclude a fair result. On February 10, 1998, Metromail put itself up for auction. Both before and after that date, Metromail allowed GUS to complete extensive due diligence on Metromail. By contrast, Metromail only began allowing ABI to conduct limited due diligence in March 1998. At the same time, Metromail required ABI to enter into a confidentiality agreement that precludes ABI from making an offer not approved by the Metromail Board. As part of ABI's due diligence, ABI discovered numerous apparently improper payments to a few senior Metromail officers and/or directors, including the individual defendants. ABI questioned Metromail about these payments in a letter sent to Metromail on March 12, 1998.

     8. After ABI sent the March 12 letter, ABI reconfirmed its willingness and desire to acquire Metromail and further indicated that ABI stood by its earlier offers. At this time, Metromail had told ABI that Metromail would solicit bids for the Company during the week of March 16, 1998.

     9. Metromail's representations were false. In fact, on March 13, 1997, the day after ABI wrote to Metromail to question the secret payments (and at a time when ABI still had due diligence meetings with Metromail scheduled for the week of March 16), Metromail entered into the GUS Merger Agreement.

     10. Metromail entered into the GUS Merger Agreement rather than pursue a bid from ABI because GUS agreed to permit millions of dollars in improper payments to Metromail insiders. The specific benefits Metromail's insiders received as a result of the GUS Merger Agreement included:

     a. Metromail's three top officers, defendants Faber, Quarles and Eidell (the "Insider Defendants"), received tens of thousands of stock options in February 1998 at a price of $16.69 per share -- a time after Metromail had already decided to sell itself at a price in excess of $20 per share. As a result of the GUS Merger Agreement, all of these options will accelerate, become fully vested, and sold to GUS at the $31.50 price, giving these three defendants millions of dollars in illegal profits.

     b. The Insider Defendants entered into lucrative "change of control" agreements providing for payments of over $7.1 million dollars -- including at least three times their annual salaries and bonuses. The GUS Merger Agreement will trigger these payments.

     c. Metromail's former CEO -- an individual who has never been employed by Metromail since it became a public company -- received a $1.2 million "severance agreement."

     d. GUS (not Metromail) agreed to fully indemnify and pay all of the legal fees of the Insider Defendants and the members of the Metromail Board, even before completion of the GUS Merger Agreement, in the event the Metromail Board members were sued as a result of their decision to enter into the GUS Merger Agreement.

     11. In an effort to ensure that the GUS Merger Agreement would be consummated and the Insider Defendants thereby enriched, the Metromail Board agreed to pay GUS more than $15 million in "break-up" fees and reimbursement of expenses if the GUS Merger Agreement was not consummated (the "Break Up Fee and Reimbursement Provision"). The Metromail Board agreed to this provision despite ABI's earlier written notification to Metromail that no such agreement was necessary to get a higher bid from ABI.

     12. On information and belief, the Metromail Board knew that Metromail's shareholders would not accept the "slush payments" they had engineered for the Insider Defendants, and they further knew that Metromail could obtain more than $31.50 per share in a sale of the Company. Nevertheless, the Metromail Board wanted to deal with GUS because GUS agreed to allow the Insider Defendants to keep their ill-gotten gains and to maximize their own personal interests, to the detriment of Metromail's shareholders. GUS and Metromail therefore structured the GUS Merger Agreement to end the auction process before it could begin, and give GUS control of Metromail on the Drop Dead Date.

     13. The actions of the Metromail Board in entering into the GUS Merger Agreement constitute a gross breach of the directors' fiduciary duties. The Metromail Board members ignored completely their obligations to Metromail's shareholders under Delaware law to seek the best transaction reasonably available in a sale of the Company, and instead abdicated their fiduciary duties by accepting a low-ball offer that would enrich the Insider Defendants personally. The Metromail Board's decision to enter into the GUS Merger Agreement was made when the Metromail Board specifically knew that ABI was willing to pay more than $31.50 per share for Metromail, and after ABI had told Metromail that (i) it was willing to pay $0.25 per share more than any other bidder, and (ii) Metromail should not obligate itself to pay any "break-up" fees if it accepted another bid. GUS aided and abetted the Metromail Board's breach of fiduciary duty by agreeing to make all of the slush payments to the Insider Defendants so that GUS could buy Metromail on the cheap.

     14. In sharp contrast to the actions of GUS and the Metromail Board, ABI stands by its earlier representations and continues to desire a full and fair auction in which Metromail's shareholders will benefit from the best transaction available. Consistent with this view and Metromail's obligations under the confidentiality agreement, ABI is sending today to the Metromail Board a fully financed, all-cash, all-shares bid to acquire Metromail for $33 per share. In addition, ABI's offer includes a provision whereby ABI will distribute to Metromail's shareholders any savings recovered as a result of this action that ABI otherwise would have to pay to acquire Metromail, such as the Break-Up Fee and or any improper payments made by GUS or Metromail to the Metromail Defendants.

     15. ABI requests that the Court enjoin defendants from proceeding with the GUS Merger Agreement, the Metromail Stock Purchase Agreement, and the Metromail Shareholder Agreements and void the improper payments to the Insider Defendants. Importantly, such an order only can be effective if issued prior to the Drop Dead Date, when GUS will acquire control of a majority of Metromail's stock on a fully-diluted basis and Metromail will lose its right to terminate the GUS Merger Agreement. ABI further requests, both as the likely highest bidder for Metromail and as the owner of approximately 1,000,000 Metromail shares, that the Court require Metromail to conduct a fair auction for Metromail as required by Delaware law.

                                 PARTIES
                                 -------

     16. Plaintiff ABI is a Delaware corporation with its principal place of business in Omaha, Nebraska. ABI is the leading provider of marketing information on 11 million businesses. ABI owns approximately 1,000,000 Metromail shares.

     17. Defendant Metromail is a Delaware corporation with its principal place of business in Lombard, Illinois. Metromail is a provider of direct marketing information and services and is a publicly-traded corporation listed on the New York Stock Exchange.

     18. Defendant Barton L. Faber is Chairman of Metromail's board of directors. In 1996, Faber received a salary of $310,008, bonuses and other annual compensation totaling $119,797, stock awards of $357,000, securities underlying options of $170,000 and other compensation of $7,864. On or about February 5, 1998, Faber also received additional options to purchase tens of thousands of shares of Metromail stock at the price of $16.69 per share. These options were part of a total package of 562,000 shares granted to the Insider Defendants. Faber also enjoys a lucrative "change of control" agreement which provides for a cash payment equal to the total of three times his base salary, plus three times his annual bonus for the last two years, plus three years of pension benefits and three years of life, health and disability insurance.

     19. Defendant Thomas J. Quarles is Metromail's Senior Vice President, Chief Administrative Officer, General Counsel and Secretary. In 1996, Quarles' total cash compensation exceeded $200,000. In addition, Quarles received options on 70,000 shares of Metromail stock and other long-term compensation benefits. On information and belief, in February 1998 Quarles received tens of thousands of stock options at an exercise price of $16.69 per share. Quarles also enjoys a lucrative "change of control" agreement pursuant to which he is entitled to a cash payment equal to three times his annual salary and bonus.

     20. Defendant Ronald G. Eidell is a Senior Vice President and Chief Financial Officer of Metromail. In 1996, Eidell received cash compensation in excess of $200,000, options on 64,000 shares of Metromail stock, and other long-term compensation benefits. On information and belief, in February 1998 Eidell received tens of thousands of Metromail stock options at an exercise price of $16.69 per share. Eidell also entered into a lucrative "change of control" agreement pursuant to which he is entitled to receive three times the total of his annual salary and bonus, three years of pension benefits and three years of life, health and disability insurance, as a result of the GUS Merger Agreement.

     21. Defendants Jonathan P. Ward and Peter F. Murphy are currently members of Metromail's board of directors (together with the Insider Defendants, the "Metromail Defendants"). On information and belief, Ward and Murphy are under the dominion and control of the Insider Defendants.

     22. Defendant GUS is a holding company organized under the laws of England. GUS owns companies involved in a variety of businesses, including personal credit information on approximately 190 million Americans.

     23. The Metromail Defendants, by reason of their management positions and/or representation on the Board, are liable directly as participants in, and aiders and abettors of, the wrongs complained of herein. Among other things, the Metromail Defendants direct the actions of the Company, and control the content of the Company's public statements and press releases.

                                 FACTUAL BACKGROUND
                                 ------------------

     24. On information and belief, beginning in the fall of 1997, and continuing through January 1998, numerous companies (including ABI) approached Metromail about potential transactions involving the sale of the Company. At or about this time, the Metromail Board and Metromail management considered various alternatives with the alleged goal of maximizing value for Metromail's stockholders.

     25. In response to these inquiries, in January 1998 Metromail informed various potential bidders (including ABI) that it was going to put itself up for auction beginning in February 1998. At the same time, however, Metromail was meeting secretly with GUS to allow GUS to conduct due diligence to acquire Metromail before an auction could even begin. Based in part upon discussions with GUS, the Metromail Defendants believed at the time that any sale of the Company would result in a price considerably in excess of $20 per share. As demonstrated by the offers that Metromail subsequently received, including the offer from ABI, a full and fair auction for the Company would have generated significantly greater value for Metromail's shareholders.

     26. On February 5, 1998, at a time when the Metromail Defendants already had decided to sell Metromail and already had received offers to acquire Metromail for $23.00 or more per share, the Metromail Defendants took for themselves options to acquire 562,000 shares of Metromail stock (the "Insider Options"). The exercise price for the Insider Options was set at $16.69, well below the average trading price of Metromail common stock during this period and significantly below the initial offers that Metromail already had received. On information and belief, the Insider Defendants received a significant portion of these Insider Options.

     27. The Insider Options served no legitimate corporate purpose. To the contrary, the sold purpose of the Insider Options was to "line the pockets" of the Insider Defendants at the expense of Metromail's public shareholders.

     28. On February 10, 1998 -- just five days after Metromail's board granted the 562,000 Insider Options to, among others, the Insider Defendants -- Metromail publicly announced its decision to sell itself. A true and correct copy of Metromail's press release announcing this decision is attached as Exhibit B hereto.

                       METROMAIL'S FLAWED AUCTION PROCESS
                       ----------------------------------

     29. Although Metromail publicly undertook to conduct a fair auction process that would maximize value for Metromail's shareholders, in fact Metromail grossly and unfairly tilted the playing field to GUS, its favored bidder.

     30. First, on information and belief, Metromail allowed GUS to conduct full and complete due diligence on Metromail beginning even before the February 10, 1998, auction announcement. GUS' due diligence lasted seven weeks, beginning in mid-January 1998, and included lengthy interviews with top Metromail management and visits to numerous Metromail facilities. In contrast, although ABI entered into a confidentiality agreement with Metromail to permit due diligence, ABI was not given anything remotely resembling the same opportunity to conduct reasonable due diligence as GUS.

     31. Despite this disadvantage, ABI persisted in its efforts to acquire Metromail. On February 20, 1998, ABI wrote to Metromail stating that ABI was prepared to acquire Metromail at a price between $32 and $34 per share, subject to completion of due diligence. At that same time, ABI urged Metromail to allow ABI to start the due diligence process. ABI reiterated its offer by letter dated February 23, 1998, in which ABI again stated its ability and willingness to begin due diligence immediately.

     32. On February 24, 1998, ABI again asked to meet with Metromail representatives to conduct due diligence regarding a potential acquisition of the Company. Metromail refused.

     33. On February 25, 1998, ABI again wrote to Metromail to express its willingness to acquire the Company. In this letter, ABI stated that because of the synergies available in an ABI-Metromail combination, ABI could afford to pay more for Metromail than any other bidder. Accordingly, ABI told Metromail that it would pay $0.25 per share more to acquire Metromail than any other bona fide written offer received by Metromail. ABI further told Metromail that, as a result of its topping offer, Metromail should not enter into any agreement which would require Metromail to pay any type of "break-up" fee.

                     ENDING THE AUCTION BEFORE IT BEGAN --
                      THE GUS-METROMAIL MERGER AGREEMENT
                      ----------------------------------

     34. Despite ABI's repeated requests to bid on Metromail, Metromail refused to allow ABI to participate in an auction process. Instead, at the time the Metromail Defendants had received ABI's letters, they already had decided to enter into an agreement with GUS. The Metromail Defendants made this decision not because GUS would pay the highest price to Metromail's shareholders, but rather because GUS would allow the Insider Defendants to keep their ill-gotten gains, including the 562,000 Insider Options issued barely one month earlier.

     35. Metromail finally allowed ABI to begin due diligence in early March. Metromail representatives also told ABI's representatives that bids for Metromail would not be accepted before the week of March 16, 1998. At the same time, and unbeknownst to ABI, Metromail was completing negotiations with GUS for an acquisition of Metromail.

     36. Only as a result of due diligence did ABI find out about the incredible self-dealing engaged in by the Insider Defendants. As a result, on March 12, 1998, ABI sent Metromail a letter identifying these self-dealing transactions, along with other issues, and asking for additional information.
On that same day, ABI also reiterated its willingness to pay more than any other bidder for the Company, including ABI's readiness to pay at least $32 per share for the Company.

     37. The very next day, Friday, March 13, 1998 - on a day when ABI had due diligence meetings scheduled and without anyone asking ABI to bid for Metromail - Metromail entered into the GUS Merger Agreement.

     38. The GUS Merger Agreement contains numerous improper provisions, all designed to ensure that the Insider Defendants receive their improper payments. In return, GUS acquires Metromail on the cheap. The losers in the deal are Metromail's stockholders and the bidders who tried to play by the rules, including ABI.

     39. Among the improper features of the GUS Merger Agreement are the following:

     a. GUS entered into the Metromail Shareholder Agreements, pursuant to which all of the options owned by the Insider Defendants are accelerated, vested and to be sold to GUS at a price of $31.50 per share. Thus the Insider Defendants will receive millions of dollars on their portion of the 562,000 Insider Options granted barely one month ago.

     b. Pursuant to the Metromail Stock Purchase Agreement, the Metromail Defendants agreed to sell GUS previously unissued shares such that, when these shares are added to those GUS will purchase as a result of the Metromail Shareholder

          Agreements, GUS will obtain a majority of Metromail's outstanding shares on a fully diluted basis. This agreement is a sham, because GUS is essentially paying itself for these shares. All conditions (assuming no antitrust issues) to the Merger Agreement and the Metromail Shareholder Agreement expire on the Drop Dead Date.

     c. GUS (not Metromail) has agreed to indemnify the Metromail Defendants in connection with any litigation -- even before GUS acquires a single share of Metromail stock -- arising out of the GUS Merger Agreement.

     d. Metromail has agreed to pay all of GUS' expenses, in the event the GUS Merger Agreement is not consummated plus a $15 million break-up fee. Metromail agreed to these provisions despite ABI's express warning in the February 24 letter that such fees were unnecessary.

     e. GUS has agreed to accept all of the incredibly lucrative change of control agreements enjoyed by the Insider Defendants, thereby guaranteeing the Insider Defendants millions of dollars in undeserved payments. The Insider Defendants hardly need financial protection from a change of control that they themselves engineered.

     f. GUS agreed to pay Metromail's former CEO - a person who has not been employed by Metromail since it became a public company - a "severance" payment in excess of $1.2 million.

     40.  According to Metromail's press release dated March 13, 1998, and
Schedule 14(d)(9) filed March 16, 1998, all conditions to both the Metromail Shareholder Agreement and the Metromail Stock Purchase Agreement expire on the Drop Dead Date, giving GUS effective majority ownership of Metromail before it purchases a single share of Metromail stock. The result is that absent an injunction before the Drop Dead Date, Metromail's public stockholders will become, in effect, minority shareholders in a company in which GUS has locked in a controlling ownership position on a fully diluted basis. This result blocks any other bids from being made and prevents Metromail shareholders from receiving an adequate price for their shares.

     41. Under the terms of the GUS Merger Agreements, Metromail's ability to terminate the GUS Merger Agreement or accept a superior proposal also ends on the Drop Dead Date. Indeed, under the terms of the GUS Merger Agreement, Metromail cannot terminate that agreement after the Drop Dead Date, even if it learns after this date that GUS breached any of the representations or warranties GUS gave to Metromail.

     42. As a result, after the Drop Dead Date, Metromail and its stockholders are locked-up with GUS. Metromail's shareholders cannot accept a higher bid, and Metromail cannot terminate the GUS Merger Agreement. Absent relief from this Court, the auction for Metromail will be over on March 31, 1998, -- before GUS ever purchases a single share of Metromail stock pursuant to the Tender Offer.

     43. All of these transactions are the part of an illegal conspiracy and agreement among GUS and the Metromail Defendants, whereby the Metromail Defendants agreed to sell Metromail for a low-ball price, in return for which GUS agreed to accept all of the improper self-dealing arrangements entered into by the Metromail Defendants. The losers are Metromail's shareholders, who are getting far less than Metromail is worth, and ABI, both in its capacity as a Metromail shareholder and as a bidder for Metromail.

                                    COUNT I
                                    -------

              (Injunctive Relief: Breach of Fiduciary Duty by the
        Metromail Defendants in Entering Into The GUS Merger Agreement)
        ---------------------------------------------------------------

     44. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

     45. Each of Metromail's directors owes the Company and its stockholders fiduciary duties of the highest order, including, among other things, a duty to manage the affairs of the corporation in good faith, with due care and with loyalty. Having determined to sell Metromail in a transaction in which Metromail shareholders would be cashed-out or become minority-owners in a privately-controlled company, the sole responsibility of the Metromail Board was to act in good faith to obtain the best transaction reasonably available for Metromail's stockholders. In this regard, the Metromail Defendants must be guided by the single principle of the best interests of Metromail's stockholders with due regard for ABI's willingness to pay the highest price for Metromail. The Metromail Defendants may not place their own self-interests and personal considerations ahead of the interests of the Metromail stockholders.

     46. Defendants entered into the GUS Merger Agreement for the sole or primary purpose of benefitting themselves at the expense of Metromail's stockholders.

     47. Defendants have breached and/or will continue to breach their fiduciary duties by the acts described above, including but not limited to (i) improperly granting themselves the Insider Options, (ii) entering into the Metromail Stock Purchase Agreement, (iii) entering into the Metromail Shareholder Agreement and (iv) entering into the GUS Merger Agreement, and which includes the improper and illegal $15 million "break-up" fee and expense reimbursement, which was entered into at a time when ABI was willing to make a higher offer for Metromail.

     48. As a result of the foregoing, the Metromail Defendants have breached their fiduciary duties of care and loyalty under Delaware law.

     49.  Plaintiff has no adequate remedy at law.

                                   COUNT II
                                   --------

   (Against the Metromail Defendants For Declaratory and Injunctive Relief:
         Violation of Obligation to Treat Bidders Fairly and Equally
                          in the Sale of the Company)

     50. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

     51. Metromail's directors owe Metromail and its stockholders fiduciary duties of the highest order, including, among other things, a duty to manage the affairs of the corporation in good faith, with due care and with loyalty.
Having determined to sell the Company, the Metromail Board now must act in good faith to obtain the best transaction reasonably available for the stockholders of the Company. In this regard, defendants were and are obligated to consider ABI's offer and all other reasonable acquisition proposals in a timely fashion and on an informed basis. The Metromail Defendants also are obligated to conduct a fair auction and must not improperly favor one bidder over another to advance their own personal interests.

     52. The Metromail Defendants violated these obligations by entering into the GUS Merger Agreement, thereby precluding any competing offers after the Drop Dead Date, and refusing to allow ABI to make an offer for Metromail. The acts set forth herein demonstrate that the Metromail Defendants improperly and illegally tilted the auction process to favor GUS for the sole purpose of benefitting themselves at the expense of Metromail's shareholders.

     53. As a result of the foregoing, the Metromail Defendants have breached their duties of care and loyalty under Delaware law.

     54. Plaintiff is entitled to declaratory and injunctive relief to ensure that defendants act in good faith to obtain the best transaction reasonably available to the stockholders of the Company.

     55.  Plaintiff has no adequate remedy at law.

                                   COUNT III
                                   ---------

   (Against the Metromail Defendants: For Breach of the Duty of Disclosure)
   ------------------------------------------------------------------------

     56. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

     57. The Metromail Defendants owe to all Metromail stockholders a duty to disclose fully and truthfully all material facts relating to their decision to enter into the GUS Merger Agreement. The duty of disclosure is intended to ensure that fiduciaries provide stockholders with all the information necessary for each stockholder to make an informed decision about issues that affect the corporation and the stockholders' interests.

     58. The Metromail Defendants have concluded that Metromail's stockholders would not accept or approve the Metromail Defendants' self-dealing arrangements or the GUS Merger Agreement. In order to avoid this result, the Metromail Defendants, in violation of their duties of disclosure and loyalty, have authorized the filing and dissemination of the Metromail Press Release announcing the GUS Merger Agreement, the Metromail Form 8-K Report and the Metromail Schedule 14D-9, all of which are false and misleading in several material respects. Specifically, these documents:

     (i) Fail to disclose the facts and circumstances surrounding the February 5, 1998 grant to the Metromail Defendants of the 562,000 Insider Options at an exercise price of $16.69 per share;

     (ii) Fail to disclose that ABI previously had told Metromail that it was willing to pay at least $32.00 per share to acquire Metromail;

    (iii) Fail to disclose that ABI previously had offered to pay $0.25 more per share for Metromail than any other bona fide offer received by Metromail;

     (iv) Fail to disclose that the purpose and effect of the Metromail Stock Purchase Agreement, the Metromail Shareholder Agreement, and the GUS Merger Agreement are to lock-up effective control of Metromail by GUS of the Drop Dead Date -- before GUS has purchased a single share of Metromail stock pursuant to the Tender Offer;

     (v) Fail to disclose the positions of the Insider Defendants with Metromail following GUS' acquisition, and in particular GUS' agreement to allow these Insider Defendants to continue to run Metromail; and

     (vi) Fail to disclose the other agreements and understandings between GUS and Metromail, all of which are designed to enrich the Insider Defendants at the expense of Metromail's shareholders.

     59. The materially false and misleading statements referred to above constitute a violation of the fiduciary duties of disclosure and loyalty and were intended to hide the truth from Metromail's stockholders.

     60.  Plaintiff and Metromail's stockholders have no adequate remedy at law.

                                   COUNT IV
                                   --------

                    (Against GUS -- Aiding and Abetting the
                Metromail Defendants' Breach of Fiduciary Duty)
                -----------------------------------------------

     61. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

     62. GUS has played an integral role in the Metromail Defendants' breach of fiduciary duty. Specifically, GUS encouraged, agreed to and accepted all of the self-dealing and other illegal activity engaged in by the Metromail Defendants so that GUS could buy Metromail "on the cheap" for the low-ball bid of $31.50 per share.

     63. As part of this management, GUS insisted that the GUS Merger Agreement, Metromail Stock Purchase Agreement and the Metromail Shareholder Agreements become unconditional after the Drop Dead Date. GUS made this demand so it could receive favorable accounting treatment in the United Kingdom for the Metromail acquisition. GUS fully recognized that it would be very difficult for any court to issue an injunction prior to March 30, 1998 if it announced the transaction on Friday, March 13, 1998. GUS thus structured the timing of the GUS Merger Agreement to protect the Metromail Defendants' breaches of fiduciary duty from discovery or remedy.

     64. GUS also knowingly aided and abetted the breaches of fiduciary duty committed by the Metromail Defendants when it agreed to fully indemnify these defendants and allow all of the other payments to these defendants. GUS effectively "paid off" the Metromail Defendants, including the Insider Defendants, to get their agreement to sell Metromail at a substantial discount and in a manner designed to freeze out competing bidders.

     65. As a result of the foregoing, GUS has aided and abetted the breaches of fiduciary duty committed by the Metromail Defendants. Indeed, the breaches by the Metromail Defendants could not have occurred without the active assistance and participation of GUS.

     66.  Plaintiff has no adequate remedy at law.

     WHEREFORE, Plaintiff respectfully demands judgment against defendants as follows:

     (a) preliminarily and permanently enjoining Metromail and the Metromail Defendants, their agents, employees, and anyone acting on their behalf, from facilitating, effectuating, enforcing or taking any steps to facilitate, effectuate, enforce or consummate the GUS Merger Agreement and declaring the GUS Merger Agreement void;

     (b) preliminarily and permanently enjoining Metromail, GUS, the Metromail Defendants, their agents, employees, and anyone acting on their behalf from facilitating or consummating either the Metromail Shareholder Agreement or the Metromail Stock Purchase Agreement and declaring these agreements void;

     (c) preliminarily and permanently enjoining the Insider Defendants from exercising the Insider Options and declaring the Insider Options void;

     (d)  declaring void the Insider Defendants' change of control agreements;

     (e) requiring that appropriate corrective disclosures be made to cure all of the materially false and misleading statements and omissions made by Metromail in connection with the GUS Merger Agreement;

     (f) compelling the Metromail Board to conduct a fair and even-handed auction and not to tilt the process in favor of any particular bidder;

     (g) declaring the Break-Up Fee and Reimbursement Provision in the GUS Merger Agreement unreasonable and void;

     (h) awarding ABI its costs and expenses, including attorneys' fees, incurred in this action; and

     (i) granting plaintiff such other and further relief as the Court deems just and proper.


OF COUNSEL:                         ---------------------------
                                    Jesse A. Finkelstein
Steven M. Schatz                    J. Travis Laster
David J. Berger                     Richards, Layton & Finger
Wilson Sonsini Goodrich & Rosati    One Rodney Square
650 Page Mill Road                  P.O. Box 551
Palo Alto, California  94304        Wilmington, Delaware  19899
(650) 493-9300                      (302) 658-6541
                                    Attorneys for Plaintiff
Deborah J. Palmer
Matthew L. Woods
Robins, Kaplan, Miller & Ciresi
2800 La Salle Plaza
Minneapolis, MN  55402
(612) 349-8500

Dated: March 17, 1998


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